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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D
                  (RULE 13d - 101)

Information to be included in statements filed pursuant to
13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.   1   )*

SHARED TECHNOLOGIES FAIRCHILD, INC.
(Name of Issuer)

Common Stock, $.004 Par Value
(Title of Class of Securities)

818905101
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 2, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 7 Pages)
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          740,800

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          740,800

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          740,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.47%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          740,800

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          740,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          740,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.47%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Martley International, Inc., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          740,800

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          740,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          740,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.47%

14   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

          This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting persons specified herein as of September 18, 1997 and amends the
Schedule 13D filed on July 29, 1997 (the "Schedule 13D").
Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

ITEM 3.   Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                    AMOUNT OF FUNDS
Margin accounts maintained at Merrill$7,976,937.97
Lynch, Pierce, Fenner and Smith Inc.,
PaineWebber and Donaldson Lufkin Jenrette

     The source and amount of funds used by Westgate in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                    AMOUNT OF FUNDS
Margin accounts maintained at Merrill$7,976,998.16
Lynch, Pierce, Fenner and Smith Inc.,
PaineWebber and Donaldson Lufkin Jenrette

ITEM 5.   Interest in Securities of the Issuer

     (a)  Elliott beneficially owns 740,800 shares of Common
Stock constituting 4.47% of the outstanding shares of Common
Stock.

     Westgate beneficially owns 740,800 shares of Common
Stock, constituting 4.47% of the outstanding shares of Common
Stock.

     Elliott and Westgate together beneficially own 1,481,600 shares of Common Stock, constituting 8.94% of all outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common
Stock beneficially owned by it.

     Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph
(b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

     (c)  The following transactions were effected by Elliott
since July 29, 1997, the date of the filing of the original
Schedule 13D (the "Original Filing Date"):
                                      Approximate
                        Amount of Shares   Price per Share
Date      Security      Bought (Sold)   (exclusive
                                      of commissions)
7/30/97   Common Stock   10,000         10.5938
8/1/97    Common Stock    3,000         10.625
8/4/97    Common Stock    2,200         10.5625
8/7/97    Common Stock      500         10.6875
8/11/97   Common Stock    1,700         10.6875
8/12/97   Common Stock    3,700         10.75
8/14/97   Common Stock   26,000         10.8125
8/19/97   Common Stock   32,600         10.8099
8/20/97   Common Stock    2,000         10.75
8/28/97   Common Stock    2,500         10.75
9/2/97    Common Stock   40,600         10.8099

     All of the above transactions were effected by Elliott on Instinet, except for the September 2, 1997 transaction which was effected by Elliott over-the-counter in New York.

     The following transactions were affected by Westgate since the Original Filing Date:

                                      Approximate
                        Amount of Shares   Price per Share
Date      Security      Bought (Sold)   (exclusive
                                      of commissions)
7/30/97   Common Stock   10,000         10.5938
8/1/97    Common Stock    3,000         10.625
8/4/97    Common Stock    2,100         10.5625
8/7/97    Common Stock      500         10.6875
8/11/97   Common Stock    1,600         10.6875
8/12/97   Common Stock    3,700         10.75
8/14/97   Common Stock   26,500         10.8125
8/19/97   Common Stock   32,600         10.8099
8/20/97   Common Stock    2,000         10.75
8/28/97   Common Stock    2,500         10.75
9/2/97    Common Stock   40,500         10.8099

     All of the above transactions were effected by Westgate on Instinet, except for the September 2, 1997 transaction which was effected by Westgate over-the-counter in New York.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

     (e)  Not applicable.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              ELLIOTT ASSOCIATES, L.P.
September 18, 1997

                    By:
                         Paul E. Singer
                         General Partner

                    WESTGATE INTERNATIONAL, L.P.

                    By:  Martley International, Inc., as
                         Attorney-in-Fact


                    By:
                         Paul E. Singer
                         President

                    MARTLEY INTERNATIONAL, INC.


                    By:
                         Paul E. Singer
                         President